Exhibit 99.2 MANAGEMENT’S DISCUSSION & ANALYSIS

MANAGEMENT’S DISCUSSION & ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED
SEPTEMBER 30, 2020

TABLE OF CONTENTS
2020 THIRD QUARTER PERFORMANCE HIGHLIGHTS	2
ABOUT DENISON	2
RESULTS OF OPERATIONS	4
Wheeler River Project	7
Other Properties	11
LIQUIDITY AND CAPITAL RESOURCES	12
OUTLOOK FOR 2020	15
ADDITIONAL INFORMATION	16
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	17

This Management’s Discussion and Analysis (‘MD&A’) of Denison Mines Corp. and its subsidiary companies and joint arrangements (collectively, ‘Denison’ or the ‘Company’) provides a detailed analysis of the Company’s business and compares its financial results with those of the previous year. This MD&A is dated as of November 5, 2020 and should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements and related notes for the three and nine months ended September 30, 2020. The unaudited interim condensed consolidated financial statements are prepared in accordance with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board (‘IASB’), applicable to the preparation of the interim financial statements, including International Accounting Standards (‘IAS’) 34, Interim Financial Reporting. Readers are also encouraged to consult the audited consolidated financial statements and MD&A for the year ended December 31, 2019. All dollar amounts in this MD&A are expressed in Canadian dollars, unless otherwise noted.

Additional information about Denison, including the Company’s press releases, quarterly and annual reports, Annual Information Form and Form 40-F is available through the Company’s filings with the securities regulatory authorities in Canada at www.sedar.com (‘SEDAR’) and the United States at www.sec.gov/edgar.shtml (‘EDGAR’).

MANAGEMENT’S DISCUSSION & ANALYSIS

2020 THIRD QUARTER PERFORMANCE HIGHLIGHTS

■
Resumed evaluation and exploration field activities at Wheeler River

In July 2020, Denison announced the resumption of evaluation field activities at the Company’s 90% owned Wheeler River Uranium Project (‘Wheeler River’ or the ‘Project’) with the initiation of an In-Situ Recovery (‘ISR’) field program (‘2020 Field Program’) focused on the high-grade Phoenix uranium deposit (‘Phoenix’). Field activities were gradually expanded late in the third quarter to allow for the initiation the Company’s planned exploration activities. In order to ensure the Company's operations comply with all applicable health and safety guidelines associated with the COVID-19 pandemic, all operating procedures at the Company's Wheeler River site have been reviewed and adapted to incorporate physical distancing and enhanced hygiene protocols, as well as special travel protocols designed by Denison for northern Saskatchewan.

■
Completed the 2020 ISR Field Program

In October 2020, Denison announced the safe and successful completion of the 2020 Field Program, which was designed to build additional confidence in the results of an independent hydrogeologic model developed by Petrotek Corporation (‘Petrotek’) for Phoenix, and to support the design and permitting of further field work expected to be incorporated into a future Feasibility Study (‘FS’). The hydrogeologic model developed for Phoenix is based on actual field data collected during an extensive field test program completed at Phoenix in 2019 (the ‘2019 Field Test’), with the model and associated simulations having already demonstrated "proof-of-concept" for the application of the ISR mining method at Phoenix, with respect to potential operational extraction and injection rates (see press release dated June 4, 2020).

■
Capitalized the Company to fund future evaluation and environmental assessment activities for Wheeler River

In October 2020, Denison successfully completed a public offering of 51,347,321 common shares at a price of US$0.37 per common share for gross proceeds of CAD$24,962,000 (US$18,999,000), which includes 4,347,321 common shares granted to the underwriters through the exercise, in part, of an over-allotment option. The proceeds of the offering are anticipated to be used to fund evaluation and environmental assessment (‘EA’) activities on the Wheeler River project, as well as for general working capital purposes.

ABOUT DENISON

Denison Mines Corp. was formed under the laws of Ontario and is a reporting issuer in all Canadian provinces and territories. Denison’s common shares are listed on the Toronto Stock Exchange (the ‘TSX’) under the symbol ‘DML’ and on the NYSE American exchange under the symbol ‘DNN’.

Denison is a uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. The Company’s flagship project is the 90% owned Wheeler River Uranium Project, which is the largest undeveloped uranium project in the infrastructure rich eastern portion of the Athabasca Basin region. A Pre-feasibility Study (‘PFS’) was completed for Wheeler River in late 2018, considering the potential economic merit of developing the Phoenix deposit as an ISR operation and the Gryphon deposit as a conventional underground mining operation. Denison's interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake Joint Venture (‘MLJV’), which includes several uranium deposits and the McClean Lake uranium mill, which is contracted to process ore from the Cigar Lake mine under a toll milling agreement (see RESULTS OF OPERATIONS below for more details), plus a 25.17% interest in the Midwest deposits and a 66.71% interest in the J Zone and Huskie deposits on the Waterbury Lake property. The Midwest, J Zone and Huskie deposits are located within 20 kilometres of the McClean Lake mill. In addition, Denison has an extensive portfolio of exploration projects in the Athabasca Basin region.

Denison is engaged in mine decommissioning and environmental services through its Closed Mines group (formerly Denison Environmental Services), which manages Denison’s Elliot Lake reclamation projects and provides post-closure mine and maintenance services to a variety of industry and government clients.

Denison is also the manager of Uranium Participation Corporation (‘UPC’), a publicly traded company listed on the TSX under the symbol ‘U’, which invests in uranium oxide in concentrates (‘U3O8’) and uranium hexafluoride (‘UF6’).

MANAGEMENT’S DISCUSSION & ANALYSIS

RISK AND UNCERTAINTY

The outbreak of the novel coronavirus (‘COVID-19’) has disrupted and is expected to continue to disrupt the Company’s previously disclosed business and operational plans for fiscal 2020. The length or severity of these disruptions are unknown at this point in time. The significant social and economic disruptions that have emerged, or could emerge, as a result of the COVID-19 pandemic include (i) restrictions that governments impose to address the COVID-19 outbreak, (ii) restrictions that the Company and its contractors and subcontractors impose to ensure the safety of employees and others, (iii) shortages and / or unexpected sickness of employees, (iv) unavailability of contractors and subcontractors, (v) interruption of supplies from third parties upon which the Company relies, and (vi) unusually high levels of volatility in capital markets and limitations on the availability of capital.

Disruptions of this nature necessitated a change in the Company’s business plans for 2020 and they may have a material adverse effect on the Company’s business, financial condition and results of operations. Such adverse effects could be rapid and unexpected. Management is closely monitoring the situation and is actively adapting work plans to mitigate adverse effects where possible. See OUTLOOK FOR 2020 below for the Company’s most updated plans for the year.

SELECTED QUARTERLY FINANCIAL INFORMATION

(in thousands)	As at September 30, 2020	As at December 31, 2019

Financial Position:
Cash and cash equivalents	$6,518	$8,190
Working capital(1)	$10,773	$1,597
Property, plant and equipment	$256,046	$257,259
Total assets	$293,557	$299,998
Total long-term liabilities(2)	$75,915	$74,903

(1)
At September 30, 2020, the Company’s working capital includes $9,717,000 in portfolio investments and a non-cash deferred revenue liability of $4,597,000 (December 31, 2019 – $nil portfolio investments and non-cash deferred revenue liability of $4,580,000).
(2)
Predominantly comprised of the non-current portion of deferred revenue, non-current reclamation obligations, and deferred income tax liabilities.

	2020	2020	2020	2019
(in thousands, except for per share amounts)	Q3	Q2	Q1	Q4

Results of Operations:
Total revenues	$2,743	$2,926	$4,660	$3,956
Net loss	$(5,482)	$(1,043)	$(6,663)	$(1,498)
Basic and diluted loss per share	$(0.01)	$(0.00)	$(0.01)	$(0.00)

	2019	2019	2019	2018
(in thousands, except for per share amounts)	Q3	Q2	Q1	Q4

Results of Operations:
Total revenues	$3,478	$4,139	$3,976	$4,144
Net loss	$(6,424)	$(4,884)	$(5,335)	$(13,642)
Basic and diluted loss per share	$(0.01)	$(0.01)	$(0.01)	$(0.02)

Significant items causing variations in quarterly results

●
The Company’s toll milling revenues fluctuate due to the timing of uranium processing at the McClean Lake mill as well as changes to the estimated mineral resources of the Cigar Lake mine. See RESULTS OF OPERATIONS below for further details.
●
Revenues from the Closed Mines group fluctuate due to the timing of projects, which vary throughout the year in the normal course of business.

MANAGEMENT’S DISCUSSION & ANALYSIS

●
Operating expenses fluctuate due to the timing of projects at both the MLJV and the Closed Mines group, which vary throughout the year in the normal course of business.
●
Exploration expenses are generally largest in the first and third quarters, due to the timing of the winter and/or summer exploration programs in Saskatchewan. Due to restrictions related to the COVID-19 pandemic, the 2020 exploration program did not commence until late in the third quarter and will run until December, 2020.
●
The Company’s results are also impacted, from time to time, by other non-recurring events arising from its ongoing activities, as discussed below where applicable.
●
Denison temporarily suspended activities related to the EA and other discretionary items related to the Wheeler River project late in the first quarter of 2020 due in part to the COVID-19 pandemic. The reduced net loss in the third quarter of 2020 reflects a significant reduction in evaluation expenditures resulting from the Company’s response to COVID-19 and other prudent fiscal measures.

RESULTS OF OPERATIONS

REVENUES

McClean Lake Uranium Mill

McClean Lake is located on the eastern edge of the Athabasca Basin in northern Saskatchewan, approximately 750 kilometres north of Saskatoon. Denison holds a 22.5% ownership interest in the MLJV and the McClean Lake uranium mill, one of the world’s largest uranium processing facilities, which is currently processing ore from the Cigar Lake mine under a toll milling agreement. The MLJV is a joint venture between Orano Canada Inc. (‘Orano Canada’) with a 70% interest, Denison with a 22.5% interest, and OURD (Canada) Co. Ltd. with a 7.5% interest.

In February 2017, Denison closed an arrangement with Anglo Pacific Group PLC and one of its wholly owned subsidiaries (the ‘APG Arrangement’) under which Denison received an upfront payment of $43,500,000 in exchange for its right to receive future toll milling cash receipts from the MLJV under the current toll milling agreement with the Cigar Lake Joint Venture (‘CLJV’) from July 1, 2016 onwards. The APG Arrangement consists of certain contractual obligations of Denison to forward to APG the cash proceeds of future toll milling revenue earned by the Company related to the processing of the specified Cigar Lake ore through the McClean Lake mill, and as such, the upfront payment was accounted for as deferred revenue.

On March 23, 2020, in response to the COVID-19 pandemic, the operator of the CLJV announced a decision to suspend production at the Cigar Lake mine for a minimum of four weeks. At the same time, the operator of the MLJV announced that the McClean Lake mill would also suspend operations for the duration of the CLJV shutdown. In April 2020, the operator of the CLJV announced that the shut-down at the Cigar Lake mine would be extended for an indeterminate period of time. In July 2020, the operators of both the CLVJ and the MLJV announced that mining and milling operations would restart in September 2020. As noted above, Denison has sold the toll milling revenue to be earned from the processing of the Cigar Lake ore to APG pursuant to the APG Arrangement. While the temporary suspension of operations at the McClean Lake mill resulted in a decrease in revenue recognized by Denison, the impact was non-cash and was limited to a reduction in the drawdown of the Company’s deferred revenue balance.

During the three and nine months ended September 30, 2020, the McClean Lake mill processed 0.4 and 4.6 million pounds U3O8 for the CLJV, respectively (September 30, 2019 – 2.7 and 12.6 million pounds U3O8) and recorded toll milling revenue of $95,000 and $1,210,000, respectively (September 30, 2019 – $696,000 and $3,243,000). The decrease in toll milling revenue in the current three and nine month periods, as compared to the prior year, is predominantly due to the decrease in mill production in the current periods resulting from the shut-down of the Cigar Lake mine, which commenced in late March 2020 and concluded in mid-September 2020.

During the three and nine months ended September 30, 2020, the Company also recorded accounting accretion expense of $772,000 and $2,309,000, respectively, on the toll milling deferred revenue balance (September 30, 2019  – $801,000 and $2,402,000). The annual accretion expense will decrease over the life of the contract as the deferred revenue liability decreases over time.

Mineral Sales

Mineral sales revenue for the three and nine months ended September 30, 2020 was $nil and $852,000, respectively (September 30, 2019 - $nil and $nil). Mineral sales revenue earned in the first quarter of 2020 was from the sale of 26,004 pounds U3O8 from inventory at an average price of $32.76 per pound.

MANAGEMENT’S DISCUSSION & ANALYSIS

Closed Mine Services

Mine decommissioning and environmental services are provided through Denison’s Closed Mines group, which has provided long-term care and maintenance for closed mine sites since 1997. With offices in Ontario, the Yukon Territory and Quebec, the Closed Mines group manages Denison’s Elliot Lake reclamation projects and provides post-closure mine care and maintenance services to various customers.

Revenue from Closed Mines services during the three and nine months ended September 30, 2020 was $2,065,000 and $6,197,000, respectively (September 30, 2019 - $2,222,000 and $6,866,000). The decrease in revenue during the three and nine months ended September 30, 2020, as compared to the prior period, was due to a decrease in activity at certain care and maintenance sites.

Management Services Agreement with UPC

Denison provides general administrative and management services to UPC. Management fees and commissions earned by Denison provide a source of cash flow to partly offset corporate administrative expenditures incurred by the Company during the year.

During the three and nine months ended September 30, 2020, revenue from the Company’s management contract with UPC was $583,000 and $2,070,000, respectively (September 30, 2019 - $560,000 and $1,484,000). The increase in revenues during the nine months ended September 30, 2020, compared to the prior year, was due to an increase in management fees earned based on UPC’s monthly net asset value (‘NAV’), an increase in commission-based management fees, as well as an increase in discretionary management fees due to a $300,000 fee awarded to Denison related to non-routine activities performed by the Company. The increase in revenues during the three months ended September 30, 2020, compared to the prior year, was due to an increase in NAV-based management fees, slightly offset by a decrease in commission-based fees. UPC’s balance sheet consists primarily of uranium held either in the form of U3O8 or UF6, which is accounted for at its fair value. The increase in NAV-based management fees in both the three and nine months ended September 30, 2020 was due to the increase in the average fair value of UPC’s uranium holdings during the three and nine months ended September 30, 2020, compared to the prior year, resulting from higher uranium spot prices during the second and third quarters of 2020. Denison earns a 1% commission on the gross value of UPC’s uranium purchases and sales. The decrease in commission-based management fees during the three months ended September 30, 2020 was due to a decrease in uranium purchases and sales by UPC during the current period, while the increase in commission-based fees in the nine-months ended September 30, 2020, compared to the prior year, was due to an increase in uranium purchase and sales transactions, as compared to the prior year.

OPERATING EXPENSES

Canada Mining

Operating expenses of the Canadian mining segment include depreciation and development costs, as well as cost of sales related to the sale of uranium.

Operating expenses in the three and nine months ended September 30, 2020 were $585,000 and $2,579,000, respectively (September 30, 2019 – $818,000 and $3,376,000), including depreciation expense relating to the McClean Lake mill of $62,000 and $798,000 (September 30, 2019 - $482,000 and $2,223,000), as a result of processing approximately 0.4 and 4.6 million pounds U3O8, respectively, for the CLJV (September 30, 2019 – 2.7 and 12.6 million pounds).

In the three and nine months ended September 30, 2020, operating expenses also included development and other operating costs related to the MLJV of $523,000 and $1,781,000 (September 30, 2019 – $336,000 and $1,153,000). The development and other operating costs for the three months ended September 30, 2020 predominantly related to the advancement of the Surface Access Borehole Resource Extraction (‘SABRE’) mining technology, as part of a multi-year test mining program operated by Orano Canada within the MLJV. The development and other operating costs for the nine months ended September 30, 2020 included (i) $526,000 in cost of sales, selling expenses of $14,000, and sales royalties and resource surcharges of $64,000 related to the sale of 26,004 pounds of U3O8, and (ii) $823,000 in costs related to SABRE. As a result of the COVID-19 pandemic, the operator of the MLJV has decided to defer the completion of the SABRE mining test, originally planned for 2020, until 2021.

Closed Mine Services

Operating expenses during the three and nine months ended September 30, 2020 totaled $1,770,000 and $5,144,000 respectively (September 30, 2019 - $2,059,000 and $6,362,000). The expenses relate primarily to care and maintenance services provided to clients, and include labour and other costs.

MANAGEMENT’S DISCUSSION & ANALYSIS

The decrease in operating expenses in the current periods, as compared to the prior year, is predominantly due to a reduction in activity at certain care and maintenance sites, as well as a decrease in salaries and other costs associated with a reduction in headcount following a restructuring completed during the fourth quarter of 2019, when the Company discontinued its environmental consulting business.

CANADIAN MINERAL PROPERTY EXPLORATION & EVALUATION

During the three and nine months ended September 30, 2020, Denison’s share of exploration and evaluation expenditures were $1,744,000 and $5,780,000, respectively (September 30, 2019 - $4,591,000 and $11,846,000). The decrease in exploration and evaluation expenditures during the three and nine months ended September 30, 2020, compared to the prior period, was predominantly due to a decrease in winter exploration activities, as well as a decrease in evaluation expenditures due to the decision, in March 2020, to temporarily suspend the EA program and other discretionary items at Wheeler River due in part to the COVID-19 pandemic. See WHEELER RIVER PROJECT below for further details.

Exploration spending in the Athabasca Basin is generally seasonal in nature, with spending higher during the winter field season (January to mid-April) and summer field season (June to mid-October). Due to the COVID-19 pandemic, the timing of exploration expenditures in 2020 is slightly different than in past years, with the majority of expenditures deferred until the third and fourth quarter.

The following tables summarize the 2020 exploration and evaluation activities completed through October 27, 2020. The exploration drilling relates to the Company’s exploration program at Wheeler River, while the evaluation drilling relates to the installation of regional groundwater sampling holes as part of the Wheeler River 2020 Field Program. All exploration and evaluation expenditure information in this MD&A relates to the three and nine months ending September 30, 2020.

CANADIAN EXPLORATION ACTIVITIES
Property	Denison’s ownership	Exploration drilling(6)	Other activities
Wheeler River	90%(1)	5,460 m (12 holes)	-
Waterbury Lake	66.71%(2)	-	Geophysical surveys
Murphy Lake	100% (3)	-	Geophysical surveys
Moon Lake	55.55%(4)	-	Geophysical surveys
Moon Lake North	100%(3)	-	Geophysical surveys
Moon Lake South	75%(5)	-	Geophysical surveys
South Dufferin	100%(3)	-	Soil sampling
Total		5,460 m (12 holes)
Notes:
(1) The Company’s ownership interest as at September 30, 2020. JCU (Canada) Exploration Company Limited (‘JCU’) is funding their 10% portion of exploration and evaluation expenditures during 2020 and ownership interests are unchanged for 2020.
(2) The Company’s ownership position as at September 30, 2020. The partner, Korea Waterbury Uranium Limited Partnership (‘KWULP’), has elected not to fund the 2020 exploration program and will dilute its ownership interest. As a result, Denison’s ownership will increase.
(3) The Company’s ownership position as at September 30, 2020.
(4) The Company’s ownership position as at December 31, 2019. The partner, Uranium One Inc. has elected not to fund the 2020 exploration program and will dilute its ownership interest. As a result, Denison’s ownership interest will increase.
(5) In accordance with the January 2016 letter agreement with CanAlaska Uranium Ltd, Denison ownership interest increased to 75% in the Moon Lake South claim in February 2020.
(6) The Company reports total exploration metres drilled and the number of holes that were successfully completed to their target depth.

MANAGEMENT’S DISCUSSION & ANALYSIS

CANADIAN EVALUATION ACTIVITIES
Property	Denison’s ownership	Evaluation drilling(3)	Other activities
Wheeler River	90%(1)	705 m (5 small diameter wells)	ISR Field Testing, Engineering, Environmental Assessment
Waterbury Lake	66.71%(2)	-	Concept Study, PEA Activities
Total		705 m (5 holes)
Notes:
(1) The Company’s ownership interest as at September 30, 2020. JCU is funding their 10% portion of exploration and evaluation expenditures during 2020 and ownership interests are unchanged for 2020.
(2) The Company’s ownership position as at September 30, 2020. The partner, KWULP, has elected not to fund the 2020 evaluation program and will dilute its ownership interest. As a result, Denison’s ownership will increase.
(3) Small diameter evaluation drilling includes HQ/PQ sized diamond drilling of new holes for the purposes of regional groundwater sampling. Figures include total evaluation metres drilled and total number of holes completed.

The Company’s land position in the Athabasca Basin, as of September 30, 2020, is illustrated in the figure below. The Company’s Athabasca land package did not change during the third quarter of 2020, remaining at 268,725 hectares (204 claims).

Denison Mines
Denison Mines' Athabasca Properties
September 30, 2020
N
Northwest Territories
Alberta
Saskatchewan
Manitoba
Saskatoon
Regina
100% Denison
Denison operated JV
Orano operated JV
Cameco operated JV
Denison earn-in
Uranium mines and deposits
Uranium mill
Roads
Powerlines
ATHABASCA BASIN
Hatchet Lake
J Zone Roughrider
Bell Lake
Murphy
Turkey Lake
Waterfound North
Wolly
Waterfound
Torwalt Lake
McClean Lake Mill
Eagle Point
McClean Lake
Waterbury
Johnston Lake
Midwest
Rabbit Lake Mill
Cigar Lake
Candle
Packrat
Darby
Park Creek
West Bear
Hook-Carter
Epp Lake
Marten
McArthur River
Arrow
Triple R
Wolverine
Mann Lake
Lynx
Moon Lake North
Wheeler River (Phoenix & Gryphon deposits)
Moon Lake South
Russell Lake
Centennial
Moon Lake
Millennium
Bachman Lake
Crawford Lake
South Dufferin
Ford Lake
Brown Lake
Key Lake
50 km

Wheeler River Project

A PFS was completed for Wheeler River in late 2018, considering the potential economic merit of developing the Phoenix deposit as an ISR operation and the Gryphon deposit as a conventional underground mining operation.

Further details regarding Wheeler River, including the estimated mineral reserves and resources, are provided in the Technical Report for the Wheeler River project titled ‘Pre-feasibility Study Report for the Wheeler River Uranium Project, Saskatchewan, Canada’ with an effective date of September 24, 2018 (‘PFS Technical Report’). A copy of the PFS Technical Report is available on Denison’s website and under its profile on each of SEDAR and EDGAR.

MANAGEMENT’S DISCUSSION & ANALYSIS

Given recent social, financial and market disruptions in connection with COVID-19, and certain fiscal prudence measures, Denison suspended certain activities at Wheeler River, including the formal parts of the EA program, which is on the critical path to achieving the project development schedule outlined in the PFS Technical Report. The Company is not currently able to estimate the impact to the project development schedule outlined in the PFS Technical Report, and users are cautioned that certain of the estimates provided therein, particularly regarding the start of pre-production activities in 2021 and first production in 2024 should not be relied upon.

The location of the Wheeler River property, as well as the Phoenix and Gryphon deposits, and existing and proposed infrastructure, is shown on the map provided below.

Evaluation Program

During the three and nine months ended September 30, 2020, Denison’s share of evaluation costs at Wheeler River were $683,000 and $2,424,000, respectively (September 30, 2019 - $4,062,000 and $6,741,000).

The Denison project team have safely and successfully completed the 2020 Field Program largely during the third quarter, with adherence to strict protocols for the prevention of COVID-19 in the workplace. During the field program, hydrogeological data using the well-field that was developed as part of the 2019 Field Test was subjected to verification testing for comparison to previous results. In addition, five regional wells were installed to determine groundwater movement to support the EA, where it is expected the Company will have to demonstrate an understanding of the existing regional groundwater quality and the potential impact of a freeze containment system on groundwater movement.

MANAGEMENT’S DISCUSSION & ANALYSIS

Engineering Activities

ISR Field Test

The hydrogeologic model for Phoenix, developed by Petrotek, produced demonstration of "proof of concept" for the application of ISR mining method at Phoenix, with respect to potential operational extraction and injection rates (see Denison press release dated June 4, 2020). The hydrogeologic model was developed based on actual field data collected from the 2019 Field Test (see Denison press release dated December 18, 2019).  Based on the positive results from the hydrogeologic model, the Company developed and commenced the 2020 Field Program. The purpose of the additional test work completed in 2020 was to further evaluate and de-risk the ISR mining conditions present at Phoenix by supplementing the extensive dataset acquired as part of the 2019 Field Test. The hydrogeological data collected as part of the 2020 Field Program is expected to build additional confidence in the Company’s understanding of the fluid pathways within Test Area 1 and Test Area 2 of the 2019 Field Test, to further validate the Company’s hydrogeologic model for Phoenix, and to support the design and permitting of field tests in future years, which are expected to support a future FS.

Key elements of the completed 2020 Field Program included:

●
Hydrogeological test work

17 pump and injection tests were completed between Test Area 1 and Tests Area 2 at Phoenix Zone A. The data collected from these tests will supplement the extensive dataset acquired as part of the 2019 Field Test and is expected to provide additional insight into individual well capacities and the overall hydrogeological network of the deposit areas.

●
Permeameter Analysis

Over 1,000 additional drill core samples were collected from historic holes, dried, and analyzed for permeability and porosity. The samples were selected to refine our understanding of the mineralized hydrogeologic horizons, including the low permeability basement rocks, and the overlying sandstone.

●
Rock Mechanics

Mineralized core samples were collected and shipped to SNC Lavalin (Saskatoon) for rock mechanics tests including tensile strength and uniaxial compressive strength. The samples targeted various previously identified hydrogeologic units including the Upper Clay Zone, Lower Clay Zone and High-Grade Friable Zone. The results from these tests will be utilized to better define the design of certain permeability enhancement techniques for subsequent field programs.

●
Groundwater Sampling

Groundwater samples were collected from eight different environmental monitoring wells in the Phoenix deposit area. The sampling occurred at several horizons within each well, including horizons above, below and within the Phoenix ore zone. The samples have been sent to the Saskatchewan Research Council (‘SRC’) for analysis. Once received, the data from these samples will be utilized to support the design and permitting of additional field tests expected to be incorporated into a future FS.

●
Installation of Additional Environmental Monitoring Wells

Five additional monitoring wells were installed in two clusters, located approximately 500 metres northeast of Phoenix and 750 metres southeast of Phoenix. The additional monitoring wells will allow for the collection of groundwater flow information at locations further away from the Phoenix deposit than had been previously studied, providing additional data for the site groundwater model – which will allow for proper long-term monitoring and the modelling of groundwater impacts through construction, operations and decommissioning, each of which will be an important element of the effects assessments in an Environmental Impact Statement (‘EIS’).

Environmental and Sustainability Activities

EA Process

The Company identified the EA process as a key element of the Wheeler River project's critical path. Accordingly, Denison is undertaking various studies and assessments as part of the EA process, which are intended to culminate in the preparation of the project EIS.

MANAGEMENT’S DISCUSSION & ANALYSIS

The EA is a planning and decision-making tool, which involves predicting potential environmental effects throughout the project lifecycle (construction, operation, decommissioning and post-decommissioning) at the site, and within the local and regional assessment areas. The EA objectives are to minimize or avoid adverse environmental effects before they occur and incorporate environmental factors into the decision-making processes. In addition to predictions made, effective monitoring programs will be developed based on the results of the assessments and implemented as part of the "plan, do, check, act" style system for continual improvement and adaptive management. The EA work builds upon the comprehensive environmental baseline dataset Denison has prepared for the Wheeler River project, as well as feedback collected from community engagement activities completed to date.

EA Activities

In preparation for the future re-start of the formal EA process, Denison focused its efforts in the third quarter on several areas designed to progress the Project’s effects assessment as well as the draft submission of the EIS. Two key components of the work completed in the quarter are the development of an EA design basis, as well as the installation and testing of additional regional groundwater sampling wells to further establish baseline conditions.

The EA design basis is determined in order to predict, with some certainty, each Project output that has the potential to impact the environment from the start of construction through final decommissioning. The EA design basis includes the following Project outputs:

●
Air emissions from all anticipated sources;
●
Project footprint;
●
Water management, with intake and effluent quality and volumes;
●
Waste management, included contaminate estimates and volumes;
●
Truck transport, including load details; and
●
Workforce requirements.

Different from the engineering design, the EA basis should provide enough flexibility to accommodate design changes as the Project advances through to completion of a future FS, as well as detailed design, and operations. The outputs must be defensible to the regulators with enough engineering design support or examples from similar operations to ensure the predicted assessment does not overestimate or underestimate impacts to the environment.

A major focus for regulators and the public for an ISR mine is expected to be the potential impacts to the groundwater and perceived impacts to nearby lakes. Accordingly, Denison installed five additional groundwater monitoring wells at locations selected based on regional and local groundwater movement. Collection of data on groundwater flow and chemistry has commenced, with well screens set within each well at depths where there is higher sandstone fracturing in order to provide data on potential pathways for water movement from the deposit. The combined data will be analyzed to develop a conceptual site model predicting the effects to the surface environment, if any, from the proposed ISR mining operation. Additionally, the information collected through this process is expected to be important in the development of monitoring and mitigation plans to support mine operations in the future.

Environmental Baseline Data Collection

In October 2020, Denison Mines Corp. entered into an agreement with Aquatic Life Ltd. (‘Aquatic Life’) for use of their remote monitoring equipment and related reporting platforms and predictive algorithms.  The monitoring equipment will provide on-demand reporting of water flow and chemistry data at the five regional groundwater monitoring wells. The agreement allows Denison to utilize and evaluate the equipment at no cost, in exchange for providing Aquatic Life with a test site for the equipment as well as support in the development of its firmware.

Exploration Program

Denison’s share of exploration costs at Wheeler River were $801,000 and $1,195,000 during the three and nine months ended September 30, 2020, respectively (September 30, 2019 – $693,000 and $2,467,000).

The 2020 exploration drilling program at Wheeler River commenced late in the third quarter. The program is expected to include approximately 12,000 metres of diamond drilling, planned in 27-30 drill holes. The drill program is designed to be executed in several phases, with an initial focus on the area proximal to the Phoenix deposit where further exploration and delineation drilling is warranted to identify potential additional mineralization that could be included as part of a future FS. Of particular focus is the area around Zone B, where previous exploration results suggest that the potential for additional mineralization remains outside of the current extents of the mineral resource. The program has also been designed to test for additional mineralization at Phoenix Zone C (where there are previous mineralized intercepts, but where no mineral resource is currently estimated) and to explore regional target areas elsewhere on the property with the potential to produce a discovery that could become a satellite deposit potentially amenable to ISR mining.

MANAGEMENT’S DISCUSSION & ANALYSIS

As of October 27, 2020, the Company has completed approximately 5,460 metres of drilling, representing roughly 44% of the planned program. A total of 12 holes have been completed to target depth, as well as three holes that were abandoned either due to excessive deviation or drilling difficulties. All drill holes completed to date have been located outside of the previously delineated mineralized zones, with results highlighted by the following mineralized intercepts:

●
WR-765D1 (Phoenix Zone B) intersected uranium mineralization straddling the unconformity contact, grading 0.39% eU3O8 over 3.8 metres (from 399.85 to 403.65 metres) – approximately 15.0 metres east of WR-333 (which previously intersected 14.6% U3O8 over 6.0 metres); and
●
WR-771 (Phoenix Zone C) encountered uranium mineralization approximately 4 metres below the unconformity contact, grading 0.86% eU3O8 over 1.2 metres (from 375.15 to 376.35 metres) – approximately 28.8 metres to the southwest of WR-368 (which previously intersected 1.59% U3O8 over 2.0 metres).

The remaining targets at Phoenix are continually re-prioritized by incorporating the results of each completed hole in real-time. Dependent on results, exploration drilling at Phoenix is expected to be completed in early to mid-November 2020, with the expectation that the focus of the exploration drill program will shift to regional drill targets that have been prioritized based on their potential to result in the discovery of satellite uranium deposits that may be amenable to ISR mining.

Other Properties

Exploration Program

Denison’s share of exploration costs at its exploration pipeline properties during the three and nine months ended September 30, 2020 was $308,000 and $1,830,000 respectively (September 30, 2019 – $99,000 and $2,700,000).

During the third quarter of 2020, the Company completed a helicopter-supported soil sampling program on its wholly-owned South Dufferin Project. A total of 3,042 soil samples were collected across two sampling grids to identify surface geochemical anomalies that may be indicative of a uranium mineralizing system. The results of this program will be used in conjunction with existing geophysical data to plan future exploration activities on the South Dufferin Project. All samples have been submitted to ALS Laboratories for analysis. Approximately 75% of the sample results have been received to date, with the remainder expected in early November 2020. Completed analysis and interpretation of the results of the soil sampling program is expected to occur during the fourth quarter.

The Company continues to review, prioritize and rationalize its Athabasca Basin exploration portfolio with the planned objective of continuing to explore its highest priority projects, with the potential to deliver significant and meaningful new discoveries.

Evaluation Program

Denison’s share of evaluation costs at its exploration pipeline properties during the three and nine months ended September 30, 2020 was $90,000 and $111,000, respectively (September 30, 2019 - $nil and $nil). The costs are predominantly related to the concept study completed for the J Zone deposit on the Waterbury Lake property in July 2020 (‘J Zone Concept Study’). The J Zone Concept Study examined the potential future development of the J Zone deposit using the ISR mining method. The J Zone Concept Study was prepared by Denison’s in-house project development team under the oversight of David Bronkhorst, P.Eng., the Company’s Vice President, Operations, and was reviewed and approved by the Technical Committee of the Company’s Board of Directors.

The costs in the third quarter also reflect the initiation of an independent Preliminary Economic Analysis (‘PEA’), the results of which are expected in the fourth quarter of 2020. The cost of completing the PEA is included in the Company’s current estimate of mineral property exploration and evaluation expenditures in the OUTLOOK FOR 2020.

Waterbury Lake is located within the north eastern portion of the Athabasca Basin in northern Saskatchewan. A description of the property, including the mineral resource estimate for the J Zone deposit is described in an independent technical report, prepared in accordance with NI 43-101, titled “Technical Report with an Updated Mineral Resource Estimate for the Waterbury Lake Property, Northern Saskatchewan, Canada”, dated December 21, 2018.

The internal J Zone Concept Study undertaken by the Company on the J Zone deposit is preliminary in nature, and the results may not be maintained once through the advancement of a PEA or other subsequent studies.

MANAGEMENT’S DISCUSSION & ANALYSIS

GENERAL AND ADMINISTRATIVE EXPENSES

During the three and nine months ended September 30, 2020, total general and administrative expenses were $2,110,000 and $5,719,000, respectively (September 30, 2019 - $1,657,000 and $5,688,000). These costs are mainly comprised of head office salaries and benefits, office costs in multiple regions, audit and regulatory costs, legal fees, investor relations expenses, project costs, and all other costs related to operating a public company with listings in Canada and the United States. The increase in general and administrative expenses during the three months ended September 30, 2019, as compared to the prior period, was predominantly the result of an increase in legal costs related to arbitration proceedings between the Company and a third party, slightly offset by a decrease in travel and investor relations expenses driven by reduced investor relations opportunities due to the COVID-19 pandemic. The increase in general and administrative expense during the nine months ended September 30, 2020 is due to the increase in legal costs discussed above, offset by a decrease in employee costs driven by a decrease in the cash bonus expense in the second quarter. The cash bonus expense decreased in the current year in part due to a decrease in the overall bonus amount approved and recorded in 2020 in relation to performance from fiscal 2019, as compared to the bonus approved and recorded in 2019 related to fiscal 2018, as well as a change in the timing of the recognition of the expense related to the 2019 bonus. The Company’s management team received their 2019 bonus in the form of a grant of restricted share units (‘RSU’s’) in 2020 rather than cash, and these RSUs are being expensed over a three-year vesting period. Cash bonuses, by comparison, are fully expensed when they are approved.

OTHER INCOME AND EXPENSES

During the three and nine months ended September 30, 2020, the Company recognized losses of $1,318,000 and $2,347,000 in other income/expense, respectively (September 30, 2019 – losses of $928,000 and $1,456,000). The losses in the three and nine months ended September 30, 2020 are predominantly due to losses of $1,133,000 and $2,094,000, respectively (September 30, 2019 – losses of $825,000 and $1,172,000) recognized on investments carried at fair value. The Company’s investments consist of investments in other publicly traded entities. Gains and losses on investments carried at fair value are driven by the closing share price of the related investee at the end of the quarter.

EQUITY SHARE OF LOSS FROM ASSOCIATES

During the fourth quarter of 2019, the Company determined that it no longer exercised significant influence over GoviEx Uranium Inc. (‘GoviEx’) and began accounting for its investment in the common shares of GoviEx as a portfolio investment at fair value through profit and loss. As a result, during the three and nine months ended September 30, 2020, the Company recorded $nil in equity gain or loss from associates. During the three and nine months ended September 30, 2019, the Company recognized losses of $220,000 and $426,000, respectively, from its equity share of GoviEx. The loss in the three months ended September 30, 2019 was primarily due to an equity loss of $218,000, while the loss during the nine months ended September 30, 2019 was due to an equity loss of $678,000, offset by a dilution gain of $252,000.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents were $6,518,000 at September 30, 2020 (December 31, 2019 – $8,190,000).

The decrease in cash and cash equivalents of $1,672,000 since December 31, 2019 was due to net cash used in operations of $8,480,000, offset by net cash provided by investing activities of $258,000 and net cash provided by financing activities of $6,550,000.

Net cash used in operating activities of $8,480,000 was predominantly due to the net loss for the period, adjusted for non-cash items and changes in working capital items.

Net cash provided by investing activities of $258,000 consists primarily of the proceeds from the sale of certain portfolio investments and property, plant and equipment, offset by a net increase in restricted cash related to the annual funding of the Elliot Lake reclamation trust less current year withdrawals, as well as expenditures for property, plant and equipment.

Net cash provided by financing activities of $6,550,000 relates primarily to the net proceeds from its public offering of common shares pursuant to the 2020 Short Form Prospectus (defined below) pursuant to which the Company issued 28,750,000 common shares at a price of USD$0.20 on April 6, 2020 (‘April 2020 Offering’), for gross proceeds of $8,041,000 (USD$5,750,000), slightly offset by cash payments related to the Company’s lease and short term debt obligations.

MANAGEMENT’S DISCUSSION & ANALYSIS

On June 2, 2020, the Company filed a short form base shelf prospectus (‘2020 Shelf Prospectus’) with the securities regulatory authorities in each of the provinces and territories in Canada and in the United States. The Company may issue securities, in amounts, at prices, and on terms to be determined based on market conditions at the time of sale and as set forth in the 2020 Shelf Prospectus, for an aggregate offering amount of up to $175,000,000 during the 25 month period beginning on June 2, 2020. In October 2020, the Company issued 51,347,321 common shares pursuant to a prospectus supplement to the 2020 Shelf Prospectus. See SUBSEQUENT EVENTS for further details.

Refer to OUTLOOK FOR 2020 below for details of the Company’s working capital requirements for the remainder of 2020.

Use of Proceeds

2019 Flow Through Financing

As at September 30, 2020, the Company has spent $2,686,000 towards its obligation to spend $4,715,460 on eligible Canadian exploration expenditures under the terms of the flow-through share financing completed in December 2019. Denison anticipates that it will meet its obligations under the December 2019 flow-through share financing during 2020.

2020 Equity Financing

As disclosed in the Company’s Short Form Prospectus dated April 6, 2020 (‘2020 Short Form Prospectus’), the net proceeds of the April 2020 Offering are being utilized to supplement the Company’s cash working capital to fund its business operations through 2020 and into 2021. During the period between the close of the financing in April and September 30, 2020, the Company’s use of proceeds has been in line with that disclosed in the 2020 Short Form Prospectus.

The use of proceeds in the 2020 Short Form Prospectus anticipated further curtailment to the Company’s exploration and evaluation activity levels in early 2021 that were based on then-current market conditions and other operational constraints arising from the COVID-19 pandemic. As noted in the prospectus, the Company’s use of its available funds was based on its projections and preliminary plans and was subject to change should there be changes in market and/or other business conditions.

Subsequent to quarter end, the Company closed a bought deal public offering of 51,347,321 common shares at a price of US$0.37 per share for gross proceeds of $24,962,000 (US$18,999,000) by way of a prospectus supplement to the 2020 Shelf Prospectus. See SUBSEQUENT EVENTS for further details. As a result of this financing, as well as the ability to resume certain activities under strict COVID-19 safety protocols, it is expected that the anticipated further curtailment of exploration and evaluation activities will no longer be necessary; therefore, the outlook for expenditures disclosed in the use of the proceeds from the 2020 Short Form Prospectus for the remainder of 2020 and early 2021 is anticipated to change. See OUTLOOK FOR 2020 for further details. Formal budgets for 2021 have not yet been finalized and approved, so the scope of the change cannot be fully quantified at this time and will be disclosed with the Company’s 2021 Budget.

Revolving Term Credit Facility

On January 29, 2020, the Company entered into an agreement with the Bank of Nova Scotia (‘BNS’) to extend the maturity date of the Company’s credit facility to January 31, 2021 (‘2020 Credit Facility’). Under the 2020 Credit Facility, the Company continues to have access to letters of credit of up to $24,000,000, which is fully utilized for non-financial letters of credit in support of reclamation obligations. All other terms of the 2020 Credit Facility (tangible net worth covenant, pledged cash, investments amount and security for the facility) remain unchanged by the amendment – including a requirement to provide $9,000,000 in cash collateral on deposit with BNS to maintain the 2020 Credit Facility.

TRANSACTIONS WITH RELATED PARTIES

Uranium Participation Corporation

The Company’s current management services agreement with UPC (‘MSA’) has a term of five years (the ‘Term’), expiring on March 31, 2024. Under the MSA, Denison receives the following management fees from UPC: a) a base fee of $400,000 per annum, payable in equal quarterly installments; b) a variable fee equal to (i) 0.3% per annum of UPC’s total assets in excess of $100 million and up to and including $500 million, and (ii) 0.2% per annum of UPC’s total assets in excess of $500 million; c) a fee, at the discretion of the Board, for on-going monitoring or work associated with a transaction or arrangement (other than a financing, or the acquisition of or sale of U3O8 or UF6); and d) a commission of 1.0% of the gross value of any purchases or sales of U3O8 or UF6 or gross interest fees payable to UPC in connection with any uranium loan arrangements.

MANAGEMENT’S DISCUSSION & ANALYSIS

The MSA may be terminated during the Term by Denison upon the provision of 180 days written notice. The MSA may be terminated during the Term by UPC (i) in the event of a material breach, (ii) within 90 days of certain events surrounding a change of both of the individuals serving as Chief Executive Officer and Chief Financial Officer of UPC, and / or a change of control of Denison, or (iii) upon the provision of 30 days written notice and, subject to certain exceptions, a cash payment to Denison of an amount equal to the base and variable management fees that would otherwise be payable to Denison (calculated based on UPC’s current uranium holdings at the time of termination) for the lesser period of a) three years, or b) the remaining term of the MSA.

The following amounts were earned from UPC for the periods ended:

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
(in thousands)	2020	2019	2020	2019

Management Fee Revenue
Base and variable fees	$509	$453	$1,523	$1,374
Commission fees	74	107	247	110
Discretionary fees	-	-	300	-
	$583	$560	$2,070	$1,484

At September 30, 2020, accounts receivable includes $350,000 (December 31, 2019 – $236,000) due from UPC with respect to the fees and transactions discussed above.

Korea Electric Power Corporation (‘KEPCO’) and Korea Hydro & Nuclear Power (‘KHNP’)

As at September 30, 2020, KEPCO, through its subsidiaries including KHNP Canada Energy Ltd., holds 58,284,000 shares of Denison representing a share interest of approximately 9.31% and is also the largest member of a consortium of investors that make up KWULP. The Waterbury lake property is owned by Denison and KWULP through their respective interests in Waterbury Lake Uranium Corporation (‘WLUC’) and Waterbury Lake Uranium Limited Partnership (‘WLULP’).

KWULP has elected not to fund their share of the 2020 spending program and will dilute their interest in the property. In June 2020, Denison funded $300,000 of the approved fiscal 2020 program for Waterbury Lake which resulted in the further dilution of KWULP’s interest in the WLULP. As a result, Denison earned an additional 0.14% interest in the WLULP, increasing Denison’s interest to 66.71% from 66.57%. The additional interest has been accounted for using an effective date of June 30, 2020 and has resulted in Denison recording its increased pro-rata share of the assets and liabilities of Waterbury Lake, the majority of which relates to an addition to mineral property assets of $100,000.

Other

During the nine months ended September 30, 2020, the Company incurred investor relations, administrative service fees and certain pass-through expenses of $191,000 (September 30, 2019: $199,000) with Namdo Management Services Ltd, which shares a common director with Denison. These services were incurred in the normal course of operating a public company. At September 30, 2020, an amount of $nil (December 31, 2019: $nil) was due to this company.

COMPENSATION OF KEY MANAGEMENT PERSONNEL

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers, vice-presidents and members of its Board of Directors.

MANAGEMENT’S DISCUSSION & ANALYSIS

The following compensation was awarded to key management personnel:

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
(in thousands)	2020	2019	2020	2019

Salaries and short-term employee benefits	$(465)	$(407)	$(1,420)	$(1,536)
Share-based compensation	(383)	(384)	(1,133)	(1,499)
Termination benefits	-	-	-	(481)
	$(848)	$(791)	$(2,553)	$(3,516)

The increase in salaries and short-term employee benefits in the three months ended September 30, 2020 was due to changes in the composition of the Company’s key management personnel.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

SUBSEQUENT EVENTS

On October 14, 2020, the Company completed a public offering by way of a prospectus supplement to the 2020 Shelf Prospectus of 51,347,321 common shares at a price of US$0.37 per share for gross proceeds of CAD$24,962,000 (US$18,999,000). The offering includes 4,347,321 shares granted to the underwriters through the exercise, in part, of an over-allotment option. The proceeds of the offering are anticipated to be used to fund evaluation and environmental assessment activities on Denison’s Wheeler River project, as well as for general working capital purposes.

OUTSTANDING SHARE DATA

At November 5, 2020, there were 677,668,423 common shares issued and outstanding, stock options outstanding for 15,571,743 Denison common shares, and 7,790,899 share units outstanding for a total of 701,031,065 common shares on a fully-diluted basis.

OUTLOOK FOR 2020

As at September 30, 2020, the Company has made the following changes to its outlook for 2020.

Development and operations expenditures have decreased by $282,000, predominantly due to reductions in planned expenditures related to the SABRE project within the MLJV.

Mineral property exploration and evaluation expenditures have increased by $701,000 due to the ramping up of evaluation activities during the third and fourth quarters of 2020, including the installation of additional environmental monitoring wells and other 2020 ISR Field Program activities (see WHEELER RIVER PROJECT above for further details). The increase in expenditures in the 2020 outlook reflect a ramp up of evaluation and environmental assessment related activities designed to ensure that the EA and future FS support activities can advance as quickly as possible following a decision to resume the formal EA process.

The net inflow from the Closed Mines segment has been increased by $161,000, predominantly due to reductions in operating expenses that have been achieved throughout the year.

The net inflow from UPC management services has been reduced by $110,000 due to a reduction in the NAV-based fees estimated for the year, due to a decrease in uranium prices from the time the previous outlook was prepared.

Corporate administration and other expenditures have decreased by $44,000 due to further reductions in travel and other investor relations expenditures resulting from the COVID-19 pandemic.

MANAGEMENT’S DISCUSSION & ANALYSIS

(in thousands)	PREVIOUS 2020 OUTLOOK(1)	CURRENT 2020 OUTLOOK	Actual to September 30, 2020(3)
Canada Mining Segment
Mineral Sales	852	852	852
Development & Operations	(2,446)	(2,164)	(1,777)
Mineral Property Exploration & Evaluation	(8,592)	(9,293)	(5,786)
	(10,186)	(10,605)	(6,711)
Closed Mines Segment
Closed Mines Environmental Services	1,353	1,514	1,237
	1,353	1,514	1,237
Corporate and Other Segment
UPC Management Services	2,686	2,576	2,067
Corporate Administration & Other	(5,625)	(5,581)	(4,552)
	(2,939)	(3,005)	(2,485)
Total(2)	$ (11,772)	$ (12,096)	$ (7,959)
Notes:
1.
Previous Outlook as reported in the Company’s June 30, 2020 MD&A
2.
Only material operations shown.
3.
The budget is prepared on a cash basis. As a result, actual amounts represent a non-GAAP measure. Compared to segment loss as presented in the Company’s unaudited interim consolidated financial statements for the nine months ended September 30, 2020, actual amounts reported above includes $153,000 in capital additions and excludes the $1,090,000 net impact of non-cash items and other adjustments.

ADDITIONAL INFORMATION

RISK FACTORS

The following risk factors, and those set forth in Denison’s Annual Information Form dated March 13, 2020 under the heading ‘Risk Factors’, are risks and other factors Denison has identified that could influence the Company’s business, operations, financial condition and expectations as set forth in its forward-looking statements. Such risk factors are not, and should not be construed as being exhaustive, and other circumstances that are currently not foreseen by management of Denison could arise to negatively affect Denison’s business and its shareholders.

COVID-19 Outbreaks

The outbreak of the novel coronavirus (COVID-19) has disrupted and is expected to continue to disrupt the Company’s business and operational plans, including the Company’s previously disclosed business and operational plans for fiscal 2020, which could have a material adverse effect on the Company’s business, financial condition and results of operations. Such adverse effects could be rapid and unexpected.

The significant social and economic disruptions that have emerged, or may still emerge, as a result of the COVID-19 pandemic include (i) restrictions that governments impose to address the COVID-19 outbreak, (ii) restrictions that the Company and its contractors and subcontractors impose to ensure the safety of employees and others, (iii) shortages and / or unexpected sickness of employees, (iv) unavailability of contractors and subcontractors, (v) interruption of supplies from third parties upon which the Company relies, and (vi) unusually high levels of volatility in capital markets and limitations on availability of capital for the Company and its joint venture counterparties.

These disruptions may severely impact the Company’s ability to carry out its business plans for 2020 and beyond. For example, on March 20, 2020 the Company announced a temporary suspension of activities related to the EA for the Wheeler River project due to the process requiring extensive in-person engagement and consultation with various interested parties. The decision to suspend the EA was due in part to significant social and economic disruptions that have emerged as a result of the COVID-19 pandemic. The EA process is a key element of the Wheeler River project’s critical path and as a result, there is a risk that the development schedule and/or the capital and operating cost projections and related economic indicators in the Wheeler PFS Report may be varied significantly.

MANAGEMENT’S DISCUSSION & ANALYSIS

It is presently not possible to predict the extent or durations of any disruptions to the Company’s current and future operations.

Denison has a history of negative operating cash flows and may continue to experience negative operating cash flow

Denison has had negative operating cash flows for recent past financial reporting periods. Denison anticipates that it will continue to have negative operating cash flows until such time, if at all, its Wheeler River project goes into production. In order to fund operations until such time, Denison will require substantial additional financing which may be through the issuance of equity or debt securities. There can be no assurance that additional capital or other types of financing will be available when needed or that these financings will be on terms favourable to Denison.

QUALIFIED PERSON

The technical information contained in this MD&A related to the 2020 ISR Field Program and the Wheeler River PFS has been reviewed and approved by David Bronkhorst, P.Eng, Denison's Vice President, Operations, who is a Qualified Person in accordance with the requirements of NI 43-101.

The technical information contained in this MD&A related to the Exploration Drilling Program has been reviewed and approved by Andrew Yackulic, P. Geo, Denison's Director, Exploration, who is a Qualified Person in accordance with the requirements of NI 43-101.

ASSAY PROCEDURES AND DATA VERIFICATION

The Company reports preliminary radiometric equivalent grades (‘eU3O8’), derived from a calibrated down-hole total gamma probe, during or upon completion of its exploration programs and subsequently reports definitive U3O8 assay grades following sampling and chemical analysis of the mineralized drill core. Uranium assays are performed on split core samples by the Saskatchewan Research Council (‘SRC’) Geoanalytical Laboratories using an ISO/IEC 17025:2005 accredited method for the determination of U3O8 weight %. Sample preparation involves crushing and pulverizing core samples to 90% passing -106 microns. The resultant pulp is digested using aqua-regia and the solution analyzed for U3O8 weight % using ICP-OES. Geochemical results from composite core samples are reported as parts per million (‘ppm’) obtained from a partial HNO3:HCl digest with an ICP-MS finish. Boron values are obtained through NaO2/NaCO3 fusion followed by an ICP-OES finish. All data are subject to verification procedures by qualified persons employed by Denison prior to disclosure. For further details on Denison’s sampling, analysis, quality assurance program and quality control measures and data verification procedures please see Denison's Annual Information Form dated March 13, 2020 available on the Company’s website and filed under the Company's profile on SEDAR (www.sedar.com) and in its Form 40-F available on EDGAR at www.sec.gov/edgar.shtml.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this MD&A constitutes ‘forward-looking information’, within the meaning of the applicable United States and Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘plans’, ‘expects’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’, or ‘believes’, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’, ‘be achieved’ or ‘has the potential to’.

In particular, this MD&A contains forward-looking information pertaining to the following: Denison’s plans and objectives for 2020 and beyond, including resumption of ISR field testing and exploration activities at Phoenix, the impacts of COVID-19, temporary suspension of the EA and other non-discretionary activities and the projections made in the 2020 Outlook; hydrogeologic modelling for the Phoenix deposit and demonstration of “proof of concept”, and estimates and assumptions within such; the benefits to be derived from corporate transactions; the estimates of Denison's mineral reserves and mineral resources; exploration, development and expansion plans and objectives, including the results of, and estimates and assumptions within, the PFS, and statements regarding anticipated budgets, fees, expenditures and timelines; assumptions regarding the potential for completion of a FS for Wheeler River, and work to be completed in connection therewith; results of, and estimates and assumptions within, the Concept Study for J Zone and plans for a PEA with respect thereto; expectations regarding Denison’s joint venture ownership interests and the continuity of its agreements with its partners; expectations regarding adding to its mineral reserves and resources through acquisitions or exploration; expectations regarding the toll milling of Cigar Lake ores; expectations regarding revenues and expenditures from its Closed Mines operations; expectations regarding revenues from the UPC management contract; and the annual operating budget and capital expenditure programs, estimated exploration and development expenditures and reclamation costs and Denison's share of same. Statements relating to ‘mineral reserves’ or ‘mineral resources’ are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future.

MANAGEMENT’S DISCUSSION & ANALYSIS

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. For example, if market conditions remain volatile and/or COVID-19 mitigation measures result in more social and economic disruptions, Denison may need to further re-assess its discretionary and non-discretionary expenditures and programs for 2020 and beyond, which could have significant impacts on Denison and/or the advancement of its projects. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be accurate and results may differ materially from those anticipated in this forward-looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed in Denison’s Annual Information Form dated March 13, 2020 under the heading ‘Risk Factors’ and under the heading ‘Risk Factors’ above. These factors are not, and should not be construed as being exhaustive.
Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this MD&A is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this MD&A. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this MD&A to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources and Probable Mineral Reserves: This MD&A may use the terms 'measured', 'indicated' and 'inferred' mineral resources. United States investors are advised that while such terms have been prepared in accordance with the definition standards on mineral reserves of the Canadian Institute of Mining, Metallurgy and Petroleum referred to in Canadian National Instrument 43-101 Mineral Disclosure Standards (‘NI 43-101’) and are recognized and required by Canadian regulations, these terms are not defined under Industry Guide 7 under the United States Securities Act and, until recently, have not been permitted to be used in reports and registration statements filed with the United States Securities and Exchange Commission (‘SEC’). 'Inferred mineral resources' have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.  In addition, the terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” for the purposes of NI 43-101 differ from the definitions and allowable usage in Industry Guide 7.

Effective February 2019, the SEC adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the Exchange Act and as a result, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”. In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding definitions under the CIM Standards, as required under NI 43-101. However, information regarding mineral resources or mineral reserves in Denison’s disclosure may not be comparable to similar information made public by United States companies.